FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For March 24, 2010
Commission File Number: 001-33690
SEANERGY MARITIME HOLDINGS CORP.
1-3 Patriarchou Grigoriou
16674 Glyfada
Athens, Greece
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation, S-T Rule 101(b)(1):
☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

     On March 23, 2010, Seanergy Maritime Holdings Corp. issued a press release announcing that members of its management team will be presenting at the 4th Annual Capital Link Invest in International Shipping Forum in New York City on Thursday, March 25, 2010.
     On March 24, 2010, Seanergy Maritime Holdings Corp. issued a press release announcing that its Annual Report on Form 20-F for the fiscal year ended December 31, 2009 has been filed with the Securities and Exchange Commission and can be accessed on the Seanergy Maritime Holdings Corp. website at www.seanergymaritime.com.
     A copy of the related press releases are attached hereto as Exhibits 99.1 and 99.2, and are incorporated herein by reference.
SUBMITTED HEREWITH:

Exhibits

99.1	Press Release dated March 22, 2010.

99.2	Press Release dated March 24, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Seanergy Maritime Holdings Corp.
Dated: March 24, 2010	By:	/s/ Dale Ploughman
		Name:	Dale Ploughman
		Title:	Chief Executive Officer

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